SECURITIES and EXCHANGE COMMISSION
WASHINGTON, DC 20549
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SCHEDULE 13D - Amendment No. 8
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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Littlefield Corporation
(Name of Issuer)
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Common Stock, $0.001 Par Value per Share
7,977,224 shares outstanding
(Title of Class of Securities)
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537590101
(CUSIP Number - Note: NEW CUSIP)
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Jeffrey L Minch
816 Congress Avenue #1250
Austin, Texas 78701
512-476-5141
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
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10/01/2000
(Date of Event, Which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g),
check the following box:   [  ] - box not checked.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).


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CUSIP No.: 537590101
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1.   Names of reporting persons:  Jeffrey L Minch
     IRS Identification Nos. of above persons (entities only):  not applicable
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2.   Check the appropriate box if a Member of a Group:
     (a) [  ] - box not checked
     (b) [  ] - box not checked
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3.   SEC Use Only
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4.   Source of Funds: Personal Funds - "PF."
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5.   Check if disclosure of legal proceedings is required pursuant to Items
     2(d) [  ] or 2 (e) [  ] - neither box checked
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6.   Citizenship:  United States
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     Number of shares beneficially owned by each Reporting Person with:

7.   Sole voting power:          2,196,000 shares

8.   Shared voting power:                0 shares

9.   Sole dispositive power:      2,196,00 shares

10.  Shared dispositive power:           0 shares
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11.  Aggregate Amount beneficially owned by Reporting Person: 2,196,000 shares
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12.  Check if the aggregate amount in row 11. excludes certain shares
     [  ] box not checked
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13.  Percent of class represented by amount in row 11:  2,196,000 shares is
     27.5% of the total of 7,977,224 shares outstanding.
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14.  Type of reporting person:  The Reporting Person is an Individual - "IN."
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Amended Items only:

Item 5. Interest in Securities of the Issuer.

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Mr. Minch owns 2,196,000 shares of common stock, $0.001 par value per share, of the issuer. The issuer has 7,977,224 shares outstanding of common stock, $0.001 par value per share. Mr. Minch owns 27.5% of the common stock of the issuer.

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Securities acquired since the last 13D filing
Jeffrey L Minch

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Date           Amount         Price/share      Total price       Transaction
-------        ------         -----------      ----------        ----------
09/01/00         5,000          $2.125          $10,625            OM

09/01/00         4,000          $2.120           $8,480            OM

09/21/00       100,000          $0.000           $0.00             Award

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October 06, 2000
Jeffrey L Minch
President/CEO

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